Western Copper Corporation
1111 West Georgia Street, Suite 2050
Vancouver, B.C. V6E 4M3

Via EDGAR and U.S. Mail

January 21, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-4628 U.S.A.

Attention: Roger Schwall, Assistant Director

Dear Mr. Schwall:

RE:	Western Copper Corporation
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed March 30, 2009
Response Letter Dated December 14, 2009
File No. 000-52231

This letter is submitted on behalf of Western Copper Corporation (the “Company” or “we”) in response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) dated January 20, 2010 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 (the “Report”) which was filed on March 30, 2009.

For reference purposes, the text of the Comment Letter has been reproduced herein with a response below the comments. For your convenience, we have italicized each comment and have placed in boldface the heading of our response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2008

General

1.

We note your stated intentions to make responsive changes in your next filing on Form 20-F for the year ended December 31, 2009. If you amend the Form 20-F for the year ended December 31, 2008, whether in response to staff comments or for any other reason, please ensure that the amendment you file gives effect to all the comments we issued in our letter to you dated November 30, 2010.

Response to Comment No. 1:

If we amend the Report, we intend to comply with your request.

Selected Financial Data - page 4

2.

We note your response to prior comment 1 regarding the presentation of your selected financial data and understand that you have only presented selected financial information for the company after the date it was spun off on May 3, 2006. Please note that the instructions to Item 3A indicate that in some cases, selected financial data must be presented for a predecessor. Please explain how your disclosure complies with these instructions, specifying whether your operations prior to the spin-off were conducted by a predecessor as defined in Exchange Act Rule 12b-2.

Response to Comment No. 2:

The instructions to Item 3A state that “in some cases, [a registrant] may have to provide selected financial data for a predecessor.” Exchange Act Rule 12b-2 defines “predecessor ”as a “person the major portion of the business and assets of which another person acquired in a single succession or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person [emphasis added].” Based on our analysis of Rule 12b-2, we concluded, for the reasons stated below, that Western Silver Corporation (“Western Silver”), some of whose assets we acquired in the “spin out” described in the Report, was not a “predecessor” of the Company within the meaning of Rule 12b-2, and accordingly this is not a case where disclosure of selected financial data of a predecessor is required pursuant to the Item 3A instructions.

We reached this conclusion for two reasons. First, as shown by the balance sheets below, we acquired only 36% of the assets of Western Silver, which we believe was not a “major portion” of its business and assets. Second, of the assets we acquired, nearly nine-tenths, or $38.76 million, were comprised of cash and cash equivalents. When cash is excluded, the business or operational assets we acquired from Western Silver, namely mineral properties comprised of the Carmacks Copper Project and the Sierra Almoloya project, represented merely $4.42 million, or 3.7%, of the total assets of Western Silver and about 6.7% of Western Silver’s mineral properties (i.e., its business). Because the operational assets we acquired from Western Silver were such a small proportion of its business, we concluded that this was not a case where provision of selected financial data required by Instruction 3A to Form 20-F was required with respect to Western Silver or would be material to investors.

Balance sheet information:

Company	Western Copper Corporation	Western Silver Corporation
Source	Pro-forma balance sheet [1]	Unaudited interim consolidated balance sheet [2]
Date	December 31, 2005	December 31, 2005
Cash and cash equivalents	38,761,000	55,823,147
Property and equipment	109,327	109,327
Mineral properties
Carmacks Copper Project	4,200,000	4,200,000
Sierra Almoloya	223,514	223,514
Peñasquito	-	48,192,843
Other properties	-	9,078,104
Other assets	-	1,328,189
Total Assets	43,293,841	118,955,124

Sources:

1.	Derived from Form 6-K dated April 10, 2006, furnished to the Commission by Western Silver.

2.	Derived from Form 6-K dated February 16, 2006, furnished to the Commission by Western Silver.

Should you have any questions or concerns, please feel free to contact me by telephone at (604) 638-2497.

Sincerely,

                 “Julien François”

Julien François
Chief Financial Officer
Western Copper Corporation